**TRAQIQ, INC.**
**ADDENDUM TO PROMISSORY NOTE**

This is an Addendum to the Promissory Note dated May 24, 2016, issued by maker OmniM2M, Inc., to payee, Satinder Thiara, in the principal amount of $22,000, and at the annual simple interest rate of 1.25% per month payable on December 31, 2017 (the "Note").

The parties desire to rollover the Note and extend the maturity date of the Note from December 31, 2017 to an including March 31, 2019, upon the same terms and conditions set forth in the Note.

Dated: November 19, 2018

**MAKER**:
TRAQIQ, INC.

By: ______________________________
Name: Ajay Sikka
Title: President and CEO

**PAYEE**:

By: ______________________________
Name: Satinder Thiara